November 14, 2016

Via EDGAR

Mr. H. Roger Schwall

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	JX Holdings Kabushiki Kaisha

Amendment No. 2 to

Draft Registration Statement on Form F-4

Submitted October 24, 2016

CIK No. 1452922

Dear Mr. Schwall,

At the request of JX Holdings, Inc. (“JX Holdings”), we are responding to the comment letter, dated November 4, 2016, from the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form F-4 submitted on October 24, 2016. In conjunction with this letter, JX Holdings is filing the Pre-Effective Amendment No. 3 to the Registration Statement. For the Staff’s convenience, a marked copy of the Pre-Effective Amendment No. 3 to the Draft Registration Statement, showing changes from the Draft Registration Statement filed on October 24, 2016, is being delivered to the Staff.

The responses of JX Holdings to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in JX Holdings’ responses relate to the marked copy of the Pre-Effective Amendment No. 3 to the Draft Registration Statement.

In addition to the amendments in response to the Staff’s comments, JX Holdings has amended certain portions of the Draft Registration Statement to provide updates or clarifications. Such other amendments are also marked in the marked copy delivered to the Staff.

JX Holdings has not included as part of the filing of the Pre-Effective Amendment No. 3 to the Draft Registration Statement all of the exhibits that are required to be included. JX Holdings plans to include the other exhibits in the public filing of the Registration Statement on Form F-4.

Opinion of TonenGeneral’s Advisors, page 49

1.	We note your response to prior comment 7. However, we note that TonenGeneral’s financial advisors performed discounted cash flow analyses of each of JX Holdings and TonenGeneral, based on projections prepared by the management of each of JX Holdings and TonenGeneral. Accordingly, please revise to include such projections so that investors are able to evaluate the analyses conducted by the financial advisors.

In response to the Staff’s comment, JX Holdings revised the disclosure on pages 50, 51 and 52.

JX Holdings acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc: Takenobu Masuda (JX Holdings, Inc.)

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